SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                        Commission File Number 000-22085

                        LORAL ORION NETWORK SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

2440 RESEARCH BOULEVARD, SUITE 400, ROCKVILLE, MARYLAND 20850, (301) 258-8101 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE,
                  SERIES A 8% CUMULATIVE REDEEMABLE CONVERTIBLE
                 PREFERRED STOCK, PAR VALUE $.01 PER SHARE, AND
                  SERIES B 8% CUMULATIVE REDEEMABLE CONVERTIBLE
                    PREFERRED STOCK, PAR VALUE $.01 PER SHARE
            (Title of each class of securities covered by this Form)


                               SENIOR NOTE UNITS,
                           SENIOR DISCOUNT NOTE UNITS,
                              SENIOR NOTE WARRANTS,
                          SENIOR DISCOUNT NOTE WARRANTS
                        11 1/4% SENIOR NOTES DUE 2007 AND
                     12 1/2% SENIOR DISCOUNT NOTES DUE 2007
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)       [X]    Rule 12h-3(b)(1)(ii)      [ ]
       Rule 12g-4(a)(1)(ii)      [ ]    Rule 12h-3(b)(2)(i)       [ ]
       Rule 12g-4(a)(2)(i)       [ ]    Rule 12h-3(b)(2)(ii)      [ ]
       Rule 12g-4(a)(2)(ii)      [ ]    Rule 15d-6                [ ]
       Rule 12h-3(b)(1)(i)       [ ]



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         Approximate  number of  holders  of record as of the  certification  or notice date:


THERE ARE TWO HOLDERS OF COMMON STOCK, PAR VALUE $.01. THERE ARE NO HOLDERS OF RECORD OF THE OTHER CLASSES OF SECURITIES COVERED BY THIS FORM.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Loral Orion Network Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  March 23,1998                 By:      /s/ James B. Kaufman
                                         ---------------------------
                                          Name:  James B. Kaufman
                                          Title: Vice President and
                                                      Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.